Exhibit 14.1

Key Technology, Inc.
CODE OF BUSINESS CONDUCT AND ETHICS

Introduction

This Code of Business Conduct and Ethics (the "Code") applies to Key Technology, Inc. and its subsidiaries (collectively, the "Company").

Key Technology expects its employees and officers ("employees") and members of its Board of Directors ("directors") to conduct the Company’s business with honesty, integrity, and in compliance with all applicable laws in a manner that excludes considerations of personal advantage or gain.

Each employee and director is expected to read this Code and demonstrate personal commitment to the standards set forth in this Code. This Code is designed to deter wrongdoing and promote:

•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•	compliance with applicable governmental laws, rules and regulations;

•	prompt internal reporting to an appropriate person of violations of this Code; and

•	accountability for adherence to this Code.

This Code is not intended to be a detailed guide for all situations. Employees and directors are also expected to comply with the Key Technology Employee Handbook, Company Policies, Company Procedures & Standards, and other workplace rules, as applicable, all of which supplement this Code.

Responsibilities

1.	Compliance with Laws, Rules and Regulations
It is Key Technology’s policy to comply with all applicable laws, rules and regulations. It is the personal responsibility of each employee and director to adhere to the standards and restrictions imposed by those laws, rules and regulations in the performance of his or her duties for the Company, including those relating to accounting and auditing matters, and insider trading.

2.	Insider Trading
The Company has established Policy 3-46, Trading of Key Technology, Inc. Securities, by which all employees and directors must abide. If an employee or director is in possession of material, non-public information they may not buy or sell shares of the Company. They also are prohibited from passing on such information to others who might make an investment decision based that information.

In addition, employees and directors may not trade in stocks of other companies about which they learn material, non-public information through the course of their employment or service with Key Technology. Any questions as to whether information is material or has been adequately disclosed should be directed to the Company's Corporate Communications Manager.

3.	Conflicts of interest
Transactions or relationships that constitute a conflict of interest are prohibited as a matter of corporate policy, unless specifically approved in the manner described below. A conflict of interest occurs when an individual’s personal interest interferes with the interests of Key Technology, or when such interest could reasonably be viewed as interfering with the interests of Key Technology. Conflicts of interest can arise when an employee or director takes action or has interests that make it difficult to make objective decisions on behalf of the Company or to perform his or her duties objectively and effectively. Conflicts of interest can also arise when an employee or director, or a member of his or her immediate family, receives improper personal benefits as a result of his or her position in the Company.

Conflicts of interest that may arise should be brought to the attention of the Company's Chief Financial Officer, or his designee, who will refer the matter for review by the Chair of the Nominating and Corporate Governance Committee of the Board of Directors (the "Committee") or the entire Committee, as appropriate.

The Chair of the Committee is authorized to review and approve potential conflict of interest transactions between the Company and its employees that arise during the ordinary and normal course of the Company's business and which involve less than $20,000. Other transactions, of $20,000 or more, between the Company and its employees, must be submitted to, and approved or ratified by the entire Committee. Any transaction greater than $10,000, individually or in the aggregate, between the Company and its directors or officers, must be submitted to, and approved or ratified by, the entire Committee in accordance with the Company’s Policy and Procedures Governing Related Party Transactions. Transactions that are pre-approved under the Company's Policy and Procedures Governing Related Party Transactions are also pre-approved for purposes of this Conflicts of Interest section of the Code.

Unless approved by the Chair of the Committee or the entire Committee, as appropriate, no employee or director or any member of his or her immediate family can acquire a financial interest in, or accept employment with, any entity doing business with the Company if the interest or employment could conflict with his or her duties to the Company and the performance of such duties. It is usually a conflict of interest for an employee to work simultaneously for a competitor, customer or supplier of the Company.
Company loans to, or guarantees of obligations of, employees and directors and their immediate family members are likely to create conflicts of interest and, therefore, are prohibited.

Employees and directors, and their immediate family members cannot accept material gifts or favors that could create the appearance that their business judgment could be affected by the receipt of such gifts or favors. Employees and directors, and their immediate family members can accept gifts of nominal value from firms or companies with whom the Company does or might do business.

It is inappropriate for employees and directors to offer gifts or favors to any employee of a Company competitor, supplier or customer, or a member of such employee's immediate family, if the gifts or favors might place the recipient under any obligation to an employee or director, or to the Company.

4.	Corporate Opportunities
Employees and directors are prohibited from taking, or directing a third party to take, a business opportunity that is discovered through the use of Company property, information or position. Employees and directors cannot use Company property, information or position for personal gain, and cannot directly or indirectly compete with the Company. Employees and directors owe a duty to the Company to advance the Company's legitimate interests when the opportunity to do so arises.

5.	Confidentiality
In carrying out the Company’s business, employees and directors often learn confidential or proprietary information about the Company, its customers, suppliers, or joint venture parties. Employees and directors must maintain the confidentiality of all information entrusted to them, except when disclosure is authorized by the Board or an executive officer of the Company or required by applicable laws or regulations. Confidential or proprietary information includes all non-public information that might be of use to competitors, or harmful to the Company or its customers, if disclosed. The obligation to protect confidential information does not cease when an employee or director leaves the Company.

6.	Fair Dealing
Key Technology conducts business with integrity and in an ethical manner. Each employee and director is expected to deal fairly with our customers, suppliers, competitors, and employees. No employee or director shall take unfair advantage of any other person through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair practice.   The knowing or deliberate falsification of any documents or data by an employee or director may result in disciplinary action or termination, and potential civil and/or criminal penalties.

7.	Protection and Proper Use of the Company's Assets
All employees and directors have a duty to protect the Company's assets and ensure the assets' efficient use. These assets include intellectual property such as trademarks, patents, business and marketing plans, engineering projects and designs, salary information and any unpublished financial data and reports. Any unauthorized use or distribution of this information is a violation of this Code.

8.	Accuracy of Records and Reporting
All of the Company's books, records, accounts and financial statements must be maintained in reasonable detail, must appropriately reflect the matters to which they relate and must conform both to applicable legal requirements and to the Company's system of internal controls. The making of false or misleading records or documentation is strictly prohibited. The Company complies with all laws and regulations regarding the preservation of records. Records should be retained or destroyed only in accordance with the Company's document retention policies.

9.	Disclosure Controls and Procedures
Key Technology is required by SEC rules to maintain effective "disclosure controls and procedures" so that financial and non-financial information we are required to report to the SEC is timely and accurately reported both to our senior management and in the filings we make. All employees are expected, within the scope of their employment duties, to support the effectiveness of our disclosure controls and procedures. It is our policy to promote the full, fair, accurate, timely and understandable disclosure in reports and documents that we file or furnish with the SEC and otherwise communicate to the public.

10.	Interaction with Public Officials
When dealing with public officials, employees and directors must avoid any activity that is or appears illegal or unethical. The giving of gifts, including in certain instances meals, entertainment, transportation and lodging, to government officials in the various branches of U.S. government, as well as state and local governments, is restricted by law. The foregoing does not apply to personal lawful political contributions.

In addition, the U.S. Foreign Corrupt Practices Act prohibits giving anything of value, directly or indirectly, to officials of foreign governments or foreign political candidates in order to obtain or retain business. Illegal payments to government officials of any country are strictly prohibited.

11.	Waivers of the Code of Business Conduct and Ethics
Any waiver of the applicability of this Code to any conduct by any executive officer or director of the Company requires the approval of the Board or an appropriately designated Board committee and any waiver as so approved will be disclosed promptly to the Company's shareholders.

12.	Reporting
Any evidence of improper conduct, violations of laws, rules, regulations or this Code should be reported immediately. If an employee has information regarding actual or suspected violations, he/she should first report that information using Key’s Open Door policy to his/her supervisor or another member of management. Executive officers or members of the Company’s Board of Directors should discuss actual or suspected violations with the Board or an appropriate committee of the Board.

If the employee or director is uncomfortable with the direct reporting of a suspected violation of this Code, Key Technology has established an anonymous reporting system that is provided and managed by an outside, independent company that has no other relations to Key. This system, provided by Ethicspoint®, allows employees to report concerns or suspected violations, check on the progress of reports, and respond to requests for information - while protecting the reporter’s identity. Key Technology will not tolerate retaliation of any kind against employees who in good faith report suspected violations.

The Ethicspoint service can be accessed in one of three ways: 1) via the Key Technology Intranet; 2) by visiting www.ethicspoint.com from any Internet-enabled computer; or 3) by calling the Ethicspoint toll-free hotline at 1-866-ETHICSP (1-866-384-4277). It is also a violation of our policy for any employee to communicate a report claiming illegal or unethical conduct which the employee knows to be without foundation.

13.	Investigations
Suspected violations are to be reported and reported violations will be promptly investigated. The person reporting the violation should not conduct an investigation on his or her own. Employees and directors are expected to cooperate fully with any investigation made by the Company or any of its representatives.

14.	Accountability
Employees and directors who violate this Code may be subject to disciplinary action, including termination of employment. Knowledge of a violation and failure to promptly report or correct the violation may also subject an employee to disciplinary action. Some violations of this Code are illegal and may subject the person engaging in the improper activity to civil and criminal liability.

15.	Code Modifications
This Code of Business Conduct and Ethics supersedes all prior codes of conduct and ethics. Any amendments or modifications to this Code will be publicly disclosed via the Company’s website at www.key.net.

Adopted by the Board of Directors
February 4, 2014